                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
            Information Statement Pursuant to Rules 13d-1 and 13d-2
                                Amendment No. 1


                          Figgie International , Inc.
                    ---------------------------------------
                              (Name of Issuer)




               Class A  Common Stock, par value $.01 per share
        --------------------------------------------------------------
                         (Title of Class of Securities)



                                   316828508
                                  ------------
                                 (CUSIP Number)





     Check the following box if a fee is being paid with this statement _______. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                         (Continued on following pages)

                               Page 1 of 7 Pages

- -------------------------
CUSIP NO.
 316828508
- ------------
- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or  I.R.S. Identification No. of  Above Person

     Goldman, Sachs & Co.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                                    (a) _____
                                                    (b) _____

- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Citizenship or place of  Organization

                  New York
- --------------------------------------------------------------------------------
Number of          5    Sole Voting Power
Shares
Beneficially                0
                   -----------------------------------------------
Owned By           6    Shared Voting Power
Each
Reporting                   1,865,300
                   -----------------------------------------------
Person With        7    Sole Dispositive Power

                           0
                   -----------------------------------------------
                   8    Shared Dispositive Power

                            1,865,300
                   -----------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                       1,865,300
- --------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

- --------------------------------------------------------------------------------
11.  Percent of Class Representing by Amount in Row (11)

                                                  13.5%
- --------------------------------------------------------------------------------
12.  Type of Reporting Person

         BD-PN-IA
- --------------------------------------------------------------------------------

                               Page 2 of 7 Pages

- -------------------------
CUSIP NO.
 316828508
- -------------
- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     The Goldman Sachs Group, L.P.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                                    (a) _____
                                                    (b) _____
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Citizenship or place of Organization

         Delaware
- --------------------------------------------------------------------------------
Number of         5    Sole Voting Power
Shares
Beneficially               0
                  ------------------------------------------------
Owned By          6    Shared Voting Power
Each
Reporting                  1,865,300
                  ------------------------------------------------
Person With       7    Sole Dispositive Power

                           0
                  ------------------------------------------------
                  8    Shared Dispositive Power

                           1,865,300
                  ------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,865,300
- -------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares


- --------------------------------------------------------------------------------
11.  Percent of Class Representing by Amount in Row (11)

         13.5%
- --------------------------------------------------------------------------------
12.  Type of Reporting Person

         HC-PN
- --------------------------------------------------------------------------------

                               Page 3 of 7 Pages

- -------------------------
CUSIP NO.
 316828508
- -------------
- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Goldman Sachs Equity Portfolios, Inc. on behalf
     Goldman Sachs Small Cap Equity Fund

- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                                   (a) _____
                                                   (b) _____

- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Citizenship or place of Organization

         Maryland
- --------------------------------------------------------------------------------
Number of         5    Sole Voting Power
Shares
Beneficially               0
                  ------------------------------------------------
Owned By          6    Shared Voting Power
Each
Reporting                  1,228,500
                  ------------------------------------------------
Person With       7    Sole Dispositive Power

                           0
                  ------------------------------------------------
                  8    Shared Dispositive Power

                           1,228,500
                  ------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,228,500
- --------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

- --------------------------------------------------------------------------------
11.  Percent of Class Representing by Amount in Row (11)

         8.9%
- --------------------------------------------------------------------------------
12.  Type of Reporting Person

         IC
- --------------------------------------------------------------------------------

                               Page 4 of 7 Pages

     Item 1(a).    Name of Issuer:
                   Figgie International, Inc.

     Item 1(b).    Address of Issuer's Principal Executive Offices:
                   4420 Sherwin Road, Willoughby, OH  44094

     Item 2(a).    Name of Person Filing:
                   The Goldman Sachs Group, L.P., Goldman, Sachs & Co. and Goldman Sachs Equity Portfolios, Inc. on behalf of Goldman Sachs Small Cap Equity Fund

     Item 2(b). Address of Principal Business Office, or, if None, Residence: for The Goldman Sachs Group, L.P. and Goldman, Sachs & Co.:
                   85 Broad Street, New York, NY   10004

                   for Goldman Sachs Equity Portfolios, Inc.:
                   One New York Plaza, New York, NY   10004

     Item 2(c).    Citizenship:
                   The Goldman Sachs Group, L.P. - Delaware
                   Goldman, Sachs & Co. -
                   New York Goldman Sachs Equity Portfolios, Inc. - Maryland

     Item 2(d).    Title and Class of Securities:
                   Class A  Common Stock, par value $.01 per share

     Item 2(e).    CUSIP Number:
                   316828508

     Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13-2(b). check whether the person filing is a :

             (a).X Broker or dealer registered under Section 15 of the Act,
                          Goldman, Sachs & Co.

             (b).  Bank as defined in Section 3(a)(6) of the Act,

             (c).  Insurance Company as defined in Section 3(a)(19) of the Act,

             (d).X Investment Company registered under Section 8 of the
                   Investment Company Act,
                          Goldman Sachs Equity Portfolios, Inc. on behalf of Goldman Sachs Small Cap Equity Fund

                               Page 5 of 7 Pages

           (e).X Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
                          Goldman, Sachs & Co.

           (f). Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

           (g).X Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
                          The Goldman Sachs Group, L.P.

           (h).    Group, in accordance with Rule 13d-1(b)(ii)(H).


     Item 4.       Ownership.

           (a).    Amount beneficially owned:
                   See the responses(s) to Item 9 on the attached cover pages(s).

           (b).    Percent of class:
                   See the response(s) to Item 11 on the attached cover pages(s)

           (c).    Number of shares as to which such person has:

                   (i)    Sole power to vote or to direct the vote:
                                 See the response(s) to Item 5 on the attached cover page(s).

                   (ii)   Shared power to vote or direct the vote:
                                 See the response(s) to Item 6 on the attached cover page(s).

                   (iii)  Sole power to dispose or to direct the disposition of:
                                 See the response(s) to Item 7 on the attached cover page(s).

                   (iv) Shared power to dispose or to direct the disposition of:
                                 See the response(s) to Item 8 on the attached cover page(s).

     Item 5.       Ownership of Five Percent or Less of a Class.
                          Not Applicable

     Item 6.       Ownership of More than Five Percent on Behalf of Another
                   Person.
                          Not Applicable

                               Page 6 of 7 Pages

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                          See Exhibit(2)

     Item 8.       Identification and Classification of Members of the Group.
                          Not Applicable

     Item 9.       Notice of Dissolution of Group.
                          Not Applicable

     Item 10.      Certification.

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1995

GOLDMAN SACHS EQUITY PORTFOLIOS,                   THE GOLDMAN SACHS GROUP, L.P.
INC. on Behalf of Goldman Sachs Small
Cap Equity Fund                                    By:  /s/David B. Ford
                                                      --------------------------
                                                   Name:   David B. Ford
By:/s/Michael J. Richman                           Title:  General Partner
   -------------------------
Name:  Michael J. Richman
Title:Secretary                                    GOLDMAN, SACHS & CO.

                                                   By:  /s/David B. Ford
                                                      --------------------------
                                                   Name:   David B. Ford
                                                   Title:  General Partner

                               Page 7 of 7 Pages